SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2003

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

Rio de Janeiro, Brazil – September 03, 2003

Embratel Participações S.A.
NYSE: EMT; BOVESPA: EBTP3, EBTP4 EBTP4

Publicly Traded Company
CNPJ n.º 02.558.124/0001-12

The Company holds 98.8 percent of
Empresa Brasileira de Telecomunicações S.A.
(“Embratel”).

RELEVANT FACT

Embratel Participações S.A., in compliance with provision in Paragraph Four of Article 157 of Law Number 6.404/76, and provision of CVM Instruction Number 358/02, hereby informs its shareholders and the general public that it has signed a Purchase Agreement with AT&T Latin America Corp. to acquire its operating subsidiaries in 5 countries (Argentina, Brasil, Chile, Colombia and Peru). The purpose of this acquisition is to expand Embratel’s offerings in the region. AT&T Latin America Corp. is undergoing a formal bankruptcy process in the U.S. (Chapter 11) and is subject to specific legal proceedings. The finalization of this potential acquisition is dependent on the outcome of formal court procedures and approvals. The completion of the process is expected to occur in the near future, at a date to be established by the US courts. Should Embratel be successful, further details of the transaction will be disclosed.

Norbert Glatt
Investor Relations Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 4, 2003

Embratel Participações S.A.

By:	/S/ Daniel Eldon Crawford
Daniel Eldon Crawford Title: Vice President & President of the Board of Directors

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and thefactors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.